SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
May 4, 2007
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

This Report on Form 6-K dated May 4, 2007, contains a quarterly report of Infineon Technologies AG for the Company’s fiscal second quarter of the 2007 financial year.

INFINEON TECHNOLOGIES AG

QUARTERLY REPORT
FOR THE THREE AND SIX MONTHS ENDED
MARCH 31, 2007

i

Overview Of Financial Results

Second Quarter of Fiscal Year 2007

•	Infineon group revenues for the quarter were Euro 1.96 billion. Revenues for Infineon excluding Qimonda were Euro 978 million.

•	Infineon group EBIT was Euro 49 million. Excluding Qimonda, EBIT loss was Euro 28 million. Included in the fiscal second quarter 2007 EBIT were charges of Euro 54 million, mainly for restructuring and an asset write-down, partially offset by gains totaling Euro 25 million related to asset disposals and a revision to accrued personnel costs.

•	Infineon group net loss was Euro 11 million, resulting in basic and diluted loss per share of Euro 0.01.

•	For the fiscal third quarter 2007, Infineon expects revenues for its segments excluding Qimonda to increase, driven mainly by the Communication Solutions segment. EBIT for the segments excluding Qimonda and before charges is expected to improve as well, mainly due to lower expected losses in the Communication Solutions segment. Charges in the fiscal third quarter 2007 are expected to be insignificant.

For the second quarter of fiscal 2007, Infineon Technologies AG reported revenues of Euro 1.96 billion, down 8 percent sequentially and 2 percent year-on-year. Revenues of Infineon excluding Qimonda were Euro 978 million, increasing 2 percent sequentially and decreasing 8 percent year-on-year.

Infineon group’s EBIT decreased to Euro 49 million in the fiscal second quarter 2007, down from Euro 216 million in the prior quarter. Infineon excluding Qimonda experienced an EBIT loss of Euro 28 million in the fiscal second quarter 2007. The EBIT loss included charges of Euro 54 million. These charges comprised primarily restructuring charges of approximately Euro 20 million for planned downsizings mainly in the Essonnes, France (ALTIS) manufacturing facility and in the company’s baseband business after the BenQ insolvency, as well as an asset write-down of Euro 35 million. These charges were offset in part by gains from asset disposals and a revision to accrued personnel costs totaling Euro 25 million. Net charges in the prior quarter were insignificant.

Infineon group’s net loss was Euro 11 million in the fiscal second quarter 2007, compared to net income of Euro 120 million in the previous quarter and net loss of Euro 26 million in the same quarter last year.

Basic and diluted loss per share was Euro 0.01 in the fiscal second quarter 2007, compared to basic and diluted earnings per share of Euro 0.16 and Euro 0.15, respectively, in the previous quarter, and basic and diluted loss per share of Euro 0.03 in the same quarter last year.

Segment’s Fiscal Second Quarter 2007 Performance and Outlook

Revenues

Segment revenue developments during the fiscal second quarter 2007 as compared to the previous quarter and the fiscal second quarter 2006 were as follows:

The Automotive, Industrial and Multimarket segment’s fiscal second quarter 2007 revenues were Euro 741 million, increasing 4 percent sequentially and 1 percent year-on-year. As anticipated, seasonal effects led to an increase in revenues in the automotive business.

Communication Solutions’ revenues remained broadly unchanged compared to the prior quarter. Revenues in the fiscal second quarter 2007 were Euro 238 million, increasing 1 percent sequentially and decreasing 23 percent year-on-year. The sequential increase was mainly in the wireless business, where the successful expansion of the mobile phone platform customer base strongly contributed to financial results as negative seasonality was offset by a strong increase in mobile phone platform shipments. Revenues in the broadband business remained relatively flat compared to the prior quarter.

Qimonda’s fiscal second quarter 2007 revenues were Euro 984 million, decreasing 16 percent sequentially but increasing 6 percent from the same quarter last year. The sequential decrease was mainly due to a 21 percent decline in average selling prices and a weaker U.S. dollar which was partially offset by a 7 percent increase in bit-shipments.

Fiscal second quarter 2007 revenues in the Other Operating Segments were Euro 50 million, decreasing from Euro 70 million in the prior quarter and from Euro 92 million in the same quarter last year. Effective May 1, 2006, with the completion of the Qimonda carve-out, Other Operating Segments’ revenues primarily consist of sales of wafers from Infineon’s 200-millimeter production facility in Dresden to Qimonda under foundry agreements, which are eliminated in the Corporate and Eliminations segment.

Earnings Before Interest and Tax (EBIT)

EBIT developments during the fiscal second quarter 2007 as compared to the previous quarter and the fiscal second quarter 2006 were as follows:

The Automotive, Industrial and Multimarket segment’s fiscal second quarter 2007 EBIT increased to Euro 66 million from Euro 55 million in the previous quarter and decreased from Euro 74 million in the same quarter last year. The sequential increase was primarily due to seasonal effects in the automotive business, and slightly better than expected performance in the industrial & multimarket business due to higher productivity in the company’s high-power products business, which was partially offset by slightly weaker than expected performance in Infineon’s security & ASIC businesses as a group, despite strength in the chip card and security business, due to seasonal effects and general softness in the hard-disk-drive business.

The Communication Solutions segment’s EBIT loss decreased to Euro 53 million during the fiscal second quarter 2007 from Euro 57 million in the previous quarter, but increased from a loss of Euro 29 million in the same quarter last year. As noted above, the successful expansion of the mobile phone platform customer base in the wireless business strongly contributed to financial results as negative seasonality was offset by a strong increase in mobile phone platform shipments.

Qimonda’s fiscal second quarter 2007 EBIT after minority interests decreased to Euro 77 million from Euro 225 million in the previous quarter, and increased from Euro 21 million in the same quarter last year.

Other Operating Segments’ fiscal second quarter 2007 EBIT slightly decreased when compared to the first quarter. EBIT decreased to a loss of Euro 5 million in the fiscal second quarter 2007 from a loss of Euro 3 million in the prior quarter and positive Euro 1 million in the same quarter last year. EBIT in the fiscal second quarter 2007 included gains of Euro 3 million from asset disposals.

In Corporate and Eliminations, the EBIT loss in the fiscal second quarter 2007 increased to Euro 36 million from Euro 4 million in the prior quarter and slightly decreased from Euro 39 million in the same quarter last year. The EBIT loss in the fiscal second quarter 2007 included charges of Euro 54 million, primarily comprised of restructuring charges of approximately Euro 20 million for planned downsizings mainly in the Essonnes, France (ALTIS) manufacturing facility and in the company’s baseband business after the BenQ insolvency, as well as an asset write-down of Euro 35 million. Also included in EBIT is a positive effect of Euro 22 million from a revision to accrued personnel costs. Net charges in the fiscal first quarter 2007 were insignificant.

Expenses

Expenditures for Research and Development in the fiscal second quarter 2007 totaled Euro 259 million, decreasing from Euro 292 million in the prior quarter. As a percentage of revenues, research and development expenses decreased sequentially to 13 percent from 14 percent. The sequential decrease was primarily due to government subsidies recognized during the fiscal second quarter 2007.

Expenses for SG&A (Selling, General & Administrative) in the fiscal second quarter 2007 decreased to Euro 161 million from Euro 172 million in the prior quarter. As a percentage of revenues, SG&A remained unchanged from the prior quarter at 8 percent.

Liquidity

Free cash flow, representing cash flows from operating and investing activities excluding purchases or sales of marketable securities, improved in the fiscal second quarter 2007 to a net inflow of Euro 22 million from a net inflow of Euro 16 million in the previous quarter. The primary reason for the increase was lower cash flows used in investing activities excluding purchases and sales of marketable securities. Gross cash position as of March 31, 2007, representing cash and cash equivalents and marketable securities, decreased sequentially from Euro 2.7 billion to Euro 2.0 billion, primarily as a result of the repayment of convertible subordinated notes. Net cash position, defined as gross cash position less short and long-

term debt, decreased sequentially from Euro 660 million to Euro 607 million as of the end of the fiscal second quarter 2007.

Outlook for the Fiscal Third Quarter 2007

In the fiscal third quarter 2007, Infineon expects revenues of its Automotive, Industrial & Multimarket segment at least to remain at the high level of the prior quarter. The company expects EBIT developing in-line with the revenue development. Infineon anticipates that revenues and EBIT in its automotive business will be slightly higher compared to the fiscal second quarter 2007. Results in its industrial & multimarket business are expected to remain broadly on the same level as in the previous quarter, whereas some further postponement of demand for hard-disk-drives is expected to negatively impact the security & ASIC business.

Infineon expects revenues of the Communication Solutions segment to increase strongly in the fiscal third quarter 2007 compared to the previous quarter, mainly driven by a significant increase in mobile phone platform shipments due to scheduled production ramp-ups for several major customers. The segment’s EBIT is also anticipated to improve considerably as revenues increase. In the broadband access business, revenues are anticipated to remain stable. The company continues to target break-even for its wireless business in the last quarter of calendar year 2007.

Qimonda expects its bit production to grow by 8 to 12 percent in the fiscal third quarter 2007, mainly based on additional capacities from the 300-millimeter line in Richmond, USA, and the joint venture Inotera, Taiwan, as well as continued productivity improvements as a result of the conversion of more capacities to 80-nanometer technology and below. The company expects its share of bit-shipments to non-PC applications to be more than 50 percent for the fiscal third quarter and expects the trend of stronger demand for PC-related products to continue.

In the fiscal third quarter 2007, Infineon expects revenues and EBIT in Other Operating Segments and Corporate and Eliminations before charges to remain broadly unchanged relative to the previous quarter. Charges in the fiscal third quarter 2007 are expected to be insignificant.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the three months ended March 31, 2006 and 2007
(in millions, except for per share data)

	March 31,	March 31,	March 31,
	2006	2007	2007
	(€ millions)	(€ millions)	($ millions)
Net sales	1,993	1,962	2,624
Cost of goods sold	1,467	1,471	1,967
Gross profit	526	491	657
Research and development expenses	306	259	346
Selling, general and administrative expenses	179	161	215
Restructuring charges	3	20	27
Other operating expense (income), net	12	(7)	(9)
Operating income	26	58	78
Interest expense, net	(29)	(10)	(13)
Equity in earnings of associated companies, net	12	28	36
Other non-operating (expense) income, net	(6)	10	13
Minority interests	(4)	(12)	(15)
(Loss) income before income taxes and extraordinary loss	(1)	74	99
Income tax expense	(25)	(50)	(67)
(Loss) income before extraordinary loss	(26)	24	32
Extraordinary loss, net of tax	—	(35)	(47)
Net loss	(26)	(11)	(15)
Basic and diluted (loss) earnings per share before extraordinary loss	(0.03)	0.03	0.04
Basic and diluted loss per share	(0.03)	(0.01)	(0.02)

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the six months ended March 31, 2006 and 2007
(in millions, except for share data)

	March 31,	March 31,	March 31,
	2006	2007	2007
	(€ millions)	(€ millions)	($ millions)
Net sales	3,667	4,093	5,474
Cost of goods sold	2,817	2,936	3,927
Gross profit	850	1,157	1,547
Research and development expenses	617	551	737
Selling, general and administrative expenses	352	333	445
Restructuring charges	5	22	29
Other operating expenses (income), net	12	(7)	(9)
Operating (loss) income	(136)	258	345
Interest expense, net	(50)	(19)	(25)
Equity in earnings of associated companies, net	29	65	87
Other non-operating income, net	18	16	21
Minority interests	(5)	(39)	(52)
(Loss) income before income taxes and extraordinary loss	(144)	281	376
Income tax expense	(65)	(137)	(183)
(Loss) income before extraordinary loss	(209)	144	193
Extraordinary loss, net of tax	—	(35)	(47)
Net (loss) income	(209)	109	146
Basic and diluted (loss) earnings per share before extraordinary loss	(0.28)	0.19	0.26
Basic and diluted (loss) earnings per share	(0.28)	0.15	0.19

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
September 30, 2006 and March 31, 2007

	September 30,	March 31,	March 31,
	2006	2007	2007
	(€ millions)	(€ millions)	($ millions)
Assets:
Current assets:
Cash and cash equivalents	2,040	1,500	2,006
Marketable securities	615	505	675
Trade accounts receivable, net	1,245	994	1,329
Inventories	1,202	1,372	1,835
Deferred income taxes	97	92	123
Other current assets	482	413	553
Total current assets	5,681	4,876	6,521
Property, plant and equipment, net	3,764	3,705	4,955
Long-term investments	659	685	916
Restricted cash	78	78	104
Deferred income taxes	627	626	837
Other assets	376	355	476
Total assets	11,185	10,325	13,809
Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	797	251	336
Trade accounts payable	1,245	1,097	1,467
Accrued liabilities	562	481	643
Deferred income taxes	26	25	33
Other current liabilities	675	603	807
Total current liabilities	3,305	2,457	3,286
Long-term debt	1,208	1,147	1,534
Deferred income taxes	60	81	108
Other liabilities	457	389	521
Total liabilities	5,030	4,074	5,449
Minority interests	840	865	1,157
Shareholders’ equity:
Ordinary share capital	1,495	1,498	2,003
Additional paid-in capital	5,828	5,850	7,824
Accumulated deficit	(1,780)	(1,671)	(2,235)
Accumulated other comprehensive loss	(228)	(291)	(389)
Total shareholders’ equity	5,315	5,386	7,203
Total liabilities and shareholders’ equity	11,185	10,325	13,809

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Consolidated Statements of Shareholders’ Equity (Unaudited)
for the six months ended March 31, 2006 and 2007
(in millions of euro, except for share data)

					Foreign	Additional	Unrealized	Unrealized
	Issued		Additional		currency	minimum	gain (loss)	gain (loss) on
	Ordinary shares		paid-in	Accumulated	translation	pension	on	cash flow
	Shares	Amount	capital	deficit	adjustment	liability	securities	hedge	Total
Balance as of October 1, 2005	747,569,359	1,495	5,800	(1,512)	(58)	(84)	12	(24)	5,629
Net loss	—	—	—	(209)	—	—	—	—	(209)
Other comprehensive (loss) income	—	—	—	—	(9)	—	(2)	4	(7)
Total comprehensive loss									(216)
Issuance of ordinary shares:
Exercise of stock options	1,350	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	14	—	—	—	—	—	14
Balance as of March 31, 2006	747,570,709	1,495	5,814	(1,721)	(67)	(84)	10	(20)	5,427

Balance as of October 1, 2006	747,609,294	1,495	5,828	(1,780)	(127)	(87)	5	(19)	5,315
Net income	—	—	—	109	—	—	—	—	109
Other comprehensive (loss) income	—	—	—	—	(55)	—	(9)	1	(63)
Total comprehensive income									46
Issuance of ordinary shares:
Exercise of stock options	1,299,052	3	9	—	—	—	—	—	12
Stock-based compensation	—	—	9	—	—	—	—	—	9
Deferred compensation, net	—	—	4	—	—	—	—	—	4
Balance as of March 31, 2007	748,908,346	1,498	5,850	(1,671)	(182)	(87)	(4)	(18)	5,386

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
For the six months ended March 31, 2006 and 2007

	March 31,	March 31,	March 31,
	2006	2007	2007
	(€ millions)	(€ millions)	($ millions)
Net (loss) income	(209)	109	146
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Depreciation and amortization	703	646	864
Provision for (recovery of) doubtful accounts	1	(17)	(23)
Gain on sale of marketable securities	(3)	(7)	(9)
Gain on sale of businesses	(1)	(5)	(7)
Gain on disposal of property, plant, and equipment	(2)	(2)	(3)
Equity in earnings of associated companies, net	(29)	(65)	(87)
Minority interests	5	39	52
Impairment charges	2	35	47
Stock-based compensation	14	9	12
Deferred income taxes	56	35	47
Changes in operating assets and liabilities:
Trade accounts receivable	(138)	246	329
Inventories	(132)	(186)	(249)
Other current assets	(43)	94	126
Trade accounts payable	205	(140)	(187)
Accrued liabilities	23	(73)	(98)
Other current liabilities	(70)	(58)	(78)
Other assets and liabilities	(86)	(53)	(70)
Net cash provided by operating activities	296	607	812
Cash flows from investing activities:
Purchases of marketable securities available for sale	(219)	(219)	(293)
Proceeds from sale of marketable securities available for sale	396	324	433
Proceeds from sale of businesses	9	37	49
Investment in associated and related companies	(1)	(1)	(1)
Cash increase from initial consolidation of ALTIS	119	—	—
Purchases of intangible assets	(4)	(27)	(36)
Purchases of property, plant and equipment	(719)	(584)	(781)
Proceeds from sales of property, plant and equipment	12	6	8
Net cash used in investing activities	(407)	(464)	(621)
Cash flows from financing activities:
Net change in short-term debt	4	—	—
Net change in related party financial receivables and payables	(1)	(3)	(4)
Proceeds from issuance of long-term debt	372	29	39
Principal repayments of long-term debt	(23)	(700)	(936)
Proceeds from issuance of ordinary shares	—	16	21
Capital distributions to minority interests	(5)	(6)	(8)
Net cash provided by (used in) financing activities	347	(664)	(888)
Effect of foreign exchange rate changes on cash and cash equivalents	—	(19)	(25)
Net increase (decrease) in cash and cash equivalents	236	(540)	(722)
Cash and cash equivalents at beginning of period	1,148	2,040	2,728
Cash and cash equivalents at end of period	1,384	1,500	2,006

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

1.	Basis of Presentation

The accompanying condensed consolidated financial statements of Infineon Technologies AG and its subsidiaries (“Infineon” or the “Company”) as of and for the three and six months ended March 31, 2006 and 2007, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In addition, although the condensed consolidated balance sheet as of September 30, 2006 was derived from audited financial statements, it does not include all disclosures required by U.S. GAAP. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full fiscal year. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2006. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended September 30, 2006 (see note 2).

The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

All amounts herein are shown in millions of euro (“€”) other than percentages, shares, per share amounts or where otherwise stated. The accompanying condensed consolidated balance sheet as of March 31, 2007, and the condensed consolidated statements of operations for the three and six months then ended, and the condensed consolidated statements of cash flows for the six months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of one euro = $1.3374, the U.S. Federal Reserve noon buying rate on March 30, 2007.

2.	Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting and reporting of a change in accounting principle. The Company adopted SFAS No. 154 on October 1, 2006. The adoption of SFAS No. 154 did not have a significant impact on the Company’s consolidated financial position or results of operations.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Income Tax Uncertainties”, which defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. Interpretation No. 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of Interpretation No. 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is in the process of determining the impact, if any, that the adoption of Interpretation No. 48 will have on its consolidated financial position and results of operations.

In September 2006, the FASB released SFAS No. 157, “Fair Value Measurements”, which provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard also responds to investors’ requests for more

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS No. 157 is effective for the Company for fiscal years beginning after October 1, 2008, and interim periods within those fiscal years. The Company is in the process of evaluating the impact that the adoption of SFAS No. 157 will have on its consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization (“Recognition Provision”). SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions (“Measurement Date Provision”). The Company currently measures the funded status of its plans annually on June 30. The Recognition Provision of SFAS No. 158 is effective for the Company as of the end of the fiscal year ending September 30, 2007, and the Measurement Date Provision is effective for the Company as of the end of the fiscal year ending September 30, 2009. The Company does not expect the change in the annual measurement date to September 30 to have a significant impact on its consolidated financial position and results of operations. As of September 30, 2006 the application of the Recognition Provision of SFAS No. 158 would have resulted in an increase in other long-term liabilities of €66, a recognized pension asset of €2, and an increase in accumulated other comprehensive loss of €60.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB No. 108 requires registrants to quantify misstatements using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial are now considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the year of adoption. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006, with earlier adoption encouraged. The Company does not expect that the adoption of SAB No. 108 will have a significant impact on its consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities and other eligible items at fair value, which are not otherwise currently required to be measured at fair value. Under SFAS No. 159, the decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront cost and fees associated with the item for which the fair value option is elected. Entities electing the fair value option are required to distinguish on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. If elected, SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted as of the beginning of a fiscal year provided that the entity also early adopts all of the requirements of SFAS No. 157. The Company is currently evaluating whether to elect the option provided for in this standard.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

3.	Memory Product Business

On January 26, 2007 Infineon and Qimonda extended their agreement for the production of wafers in Infineon Technologies Dresden GmbH & Co. OHG production facility through September 30, 2009.

4.	Restructuring

During the 2006 financial year, restructuring plans were announced to downsize the workforce at ALTIS Semiconductor S.N.C., Essonnes, France (“ALTIS”) and the Company’s chip card back-end activities in order to maintain competitiveness and reduce cost. In addition, during October 2006, following the insolvency of one of the Company’s largest mobile phone customers, BenQ Mobile GmbH & Co OHG, the Company announced restructuring plans to downsize its workforce. During the quarter ended March 31, 2007, charges of €20 were recognized primarily as a result of the above mentioned restructuring initiatives undertaken by the Company.

The development of the restructuring liability is as follows:

	September 30,			March 31,
	2006	Restructuring		2007
	Liabilities	Charges	Payments	Liabilities

Employee terminations	57	19	(10)	66
Other exit costs	6	3	(3)	6

Total	63	22	(13)	72

5.	Income Taxes

Income (loss) before income taxes, extraordinary loss, and minority interest is attributable to the following geographic locations:

	Three months ended		Six months ended
	March 31,		March 31,
	2006	2007	2006	2007

Germany	(120)	(97)	(307)	(26)
Foreign	123	183	168	346

Total	3	86	(139)	320

Income tax expense is as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2006	2007	2006	2007

Current taxes:
Germany	—	(4)	(3)	(48)
Foreign	7	(28)	(6)	(54)

	7	(32)	(9)	(102)

Deferred taxes:
Germany	(15)	(5)	(38)	(16)
Foreign	(17)	(13)	(18)	(19)

	(32)	(18)	(56)	(35)

Income tax expense	(25)	(50)	(65)	(137)

In the three and six months ended March 31, 2006 and 2007 the tax expense of the Company is affected by lower foreign tax rates and valuation allowances in certain jurisdictions where the Company

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

had incurred a cumulative loss over a three-year period. Additionally, in the three and six months ended March 31, 2007, the positive results of Qimonda in Germany lead to current tax expense as the tax loss carry forwards related to the Qimonda segment have been retained by Infineon Technologies AG in connection with the formation of Qimonda.

At March 31, 2007, the Company had in Germany tax loss carry-forwards of €2,666 (relating to both trade and corporate tax, plus an additional loss carry-forward applicable only to trade tax of €1,448); in other jurisdictions the Company had tax loss carry-forwards of €190 and tax effected credit carry-forwards of €128. Such tax loss carry-forwards and tax effected credit carry-forwards are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law. The benefit for tax credits is accounted for on the flow-through method when the individual legal entity is entitled to the claim.

Pursuant to SFAS No. 109 “Accounting for Income Taxes” the Company has assessed its deferred tax assets and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other factors, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three-year period as of March 31, 2007, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of SFAS No. 109. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods.

In China, as a result of enacted tax reform legislation, a new uniform income tax regime will become effective from January 1, 2008. The Company is evaluating the implications of these changes on its effective tax rate and deferred tax assets and liabilities.

6.	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing net income (loss) by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive instruments or ordinary share equivalents had been issued.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The computation of basic and diluted EPS is as follows (shares in million)(1):

	Three months ended		Six months ended
	March 31,		March 31,
	2006	2007	2006	2007

Numerator:
Net (loss) income before extraordinary loss	(26)	24	(209)	144
Extraordinary loss, net of tax	—	(35)	—	(35)

Net (loss) income	(26)	(11)	(209)	109

Denominator:
Weighted-average shares outstanding-basic	747.6	748.4	747.6	748.0
Effect of dilutive instruments	—	—	—	2.1

Weighted-average shares outstanding-diluted	747.6	748.4	747.6	750.1

Basic and diluted (loss) earnings per share (in euro):
Net (loss) income before extraordinary loss	(0.03)	0.03	(0.28)	0.19
Extraordinary loss, net of tax	—	(0.04)	—	(0.04)

Net (loss) income	(0.03)	(0.01)	(0.28)	0.15

(1)	Quarterly EPS may not add up to year-to-date EPS due to rounding.

The weighted average of potentially dilutive instruments that were excluded from the diluted earnings (loss) per share computations, because the exercise price was greater than the average market price of the ordinary shares during the period or were otherwise not dilutive, include 54.3 million and 39.0 million shares underlying employee stock options for the three months ended March 31, 2006 and 2007, respectively, and 51.4 million and 41.1 million shares underlying employee stock options for the six months ended March 31, 2006 and 2007, respectively. Additionally, 86.5 million ordinary shares issuable upon conversion of the Company’s subordinated convertible notes for the three and six months ended March 31, 2006, and 75.7 million and 81.1 million ordinary shares issuable upon conversion of the subordinated convertible notes for the three and six months ended March 31, 2007, respectively, were not included in the computation of diluted earnings (loss) per share as their impact would have been antidilutive.

7.	Trade Accounts Receivable, net

Trade accounts receivable, net consist of the following:

	September 30,	March 31,
	2006	2007

Third party — trade	1,304	1,026
Associated and Related Companies — trade (note 14)	8	8

Trade accounts receivable, gross	1,312	1,034
Allowance for doubtful accounts	(67)	(40)

Trade accounts receivable, net	1,245	994

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

8.	Inventories

Inventories consist of the following:

	September 30,	March 31,
	2006	2007

Raw materials and supplies	125	148
Work-in-process	777	770
Finished goods	300	454

Total inventories	1,202	1,372

9.	Long-term Investments

In connection with the formation of Qimonda, Infineon and Qimonda entered into a trust agreement under which Infineon holds shares in Inotera Memories Inc. (“Inotera”) in trust for Qimonda until the shares can legally be transferred. In March 2007, the Inotera shares (except for the portion representing less than 1% of the total shares) were transferred to Qimonda. The Inotera shares remain subject to Taiwanese lock-up provisions related to the Inotera IPO through January 2008, after which the remaining shares are to be transferred to Qimonda.

Hwa-Keng Investment Corp., a Taiwanese company, was formed for the purpose of facilitating the distribution of Inotera shares to Inotera’s employees. As a result of the Inotera IPO, Hwa-Keng’s business purpose has been fulfilled and therefore Hwa-Keng Investment Corp. has been dissolved. The dissolution did not have a significant financial impact on the Company.

On November 13, 2006 Qimonda sold its investment in Ramtron International Corp., Colorado, USA (“Ramtron”) through a private placement. As a result of the sale, Qimonda recorded a gain of €2 during the three months ended December 31, 2006.

During the quarter ended March 31, 2007, the Company entered into agreements with Molstanda Vermietungsgesellschaft mbH (“Molstanda”) and a financial institution. Molstanda is the owner of a parcel of land located in the vicinity of the Company’s headquarters south of Munich. Pursuant to FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51” (“FIN 46R”), the Company determined that Molstanda is a variable interest entity since it does not have sufficient equity to demonstrate that it can finance its activities without additional financial support, and as a result of the agreements the Company is its primary beneficiary. Accordingly, the Company consolidated the assets and liabilities of Molstanda during the quarter ended March 31, 2007. Since Molstanda is not considered a business pursuant to FIN 46R, the €35 excess in fair value in liabilities assumed and consolidated of €76, over the fair value of the newly consolidated identifiable assets of €41, was recorded as an extraordinary loss. Due to the Company’s cumulative loss situation described in note 5 no tax benefit was provided on this loss.

10.	Trade Accounts Payable

Trade accounts payable consist of the following:

	September 30,	March 31,
	2006	2007

Third party — trade	1,165	1,000
Associated and Related Companies — trade (note 14)	80	97

Total trade accounts payable	1,245	1,097

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

11.	Debt

Debt consists of the following:

	September 30,	March 31,
	2006	2007

Short-term debt:
Loans payable to banks, weighted average rate 4.21%	51	127
Convertible subordinated notes, 4.25%, due 2007	638	—
Current portion of long-term debt	108	124

Total short-term debt and current maturities	797	251

Long-term debt:
Convertible subordinated notes, 5.0%, due 2010	692	693
Loans payable to banks:
Unsecured term loans, weighted average rate 4.75%, due 2009 — 2013	458	399
Secured term loans, weighted average rate 1.70%, due 2013	7	6
Other loans payable, weighted average rate 4.89%, due 2011	3	2
Notes payable to governmental entity, rate 2.67%, due 2010 — 2027	48	47

Total long-term debt	1,208	1,147

On February 6, 2007, the Company (as guarantor), through its subsidiary Infineon Technologies Holding B.V. (as issuer), fully paid the principal outstanding amount of €640 of convertible subordinated notes due 2007.

The Company has established independent financing arrangements with several financial institutions, in the form of both short- and long-term credit facilities, which are available for anticipated funding purposes.

	Nature of financial		As of March 31, 2007
	Institution	Purpose/	Aggregate
Term	Commitment	intended use	facility	Drawn	Available

short-term	firm commitment	working capital, guarantees	166	127	39
short-term	no firm commitment	working capital, cash management	345	—	345
long-term	firm commitment	working capital	767	217	550
long-term(1)	firm commitment	project finance	361	361	—

Total			1,639	705	934

(1)	Including current maturities.

12.	Stock-based Compensation

Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) “Share-Based Payments” under the modified prospective application method. Under this application, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the period during which the employee is required to provide service in exchange for the award.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Infineon Stock Option Plans

A summary of the status of the Infineon stock option plans as of March 31, 2007, and changes during the six months then ended is presented below (options in millions, exercise prices in euro, intrinsic value in millions of euro):

		Weighted-	Weighted-
		average	average	Aggregated
	Number of	exercise	remaining life	Intrinsic
	options	price	(in years)	Value

Outstanding at beginning of period	44.8	€18.12	3.54	14
Granted	2.3	€13.30
Exercised	(1.3)	€8.92
Forfeited and expired	(4.7)	€36.60

Outstanding at end of period	41.1	€16.07	3.48	61

Vested and expected to vest, net of estimated forfeitures at end of period	40.7	€16.11	3.46	60
Exercisable at end of period	27.0	€19.35	2.56	29

Options with an aggregated fair value of €48 and €32 vested during the six months ended March 31, 2006 and 2007, respectively. Options with an aggregated fair value of €0 and €6 were exercised during the six months ended March 31, 2006 and 2007, respectively.

Changes in Infineon’s unvested options for the six months ended March 31, 2007 are summarized as follows (options in millions, fair value in euro, intrinsic value in millions of euro):

		Weighted-	Weighted-
		average	average	Aggregated
	Number of	grant date	remaining life	Intrinsic
	options	fair value	(in years)	Value

Unvested at beginning of period	19.2	€4.11	5.11	11
Granted	2.3	€2.03
Vested	(6.9)	€4.64
Forfeited	(0.5)	€4.01

Unvested at end of period	14.1	€3.52	5.25	32

Unvested options expected to vest	13.7	€3.55	5.30	31

The fair value of each option grant under the 1999 and 2001 Long-Term Incentive Plans was estimated on the grant date using the Black-Scholes option-pricing model. Prior to the adoption of SFAS No. 123 (revised 2004), Infineon relied on historical volatility measures when estimating the fair value of stock options granted to employees. Following the implementation of SFAS No. 123 (revised 2004), Infineon uses a combination of implied volatilities from traded options on Infineon’s ordinary shares and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The expected life of options granted was estimated based on historical experience.

The fair value of each option grant under the Stock Option Plan 2006 was estimated on the grant date using a Monte Carlo simulation model. This model takes into account vesting conditions relating to the performance of the Philadelphia Semiconductor Index (“SOX”) and its impact on stock option fair value. The Company uses a combination of implied volatilities from traded options on Infineon’s ordinary shares and historical volatility when estimating the fair value of stock options granted to employees, as it believes

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

that this methodology better reflects the expected future volatility of its stock. The expected life of options granted was estimated using the Monte Carlo simulation model.

Beginning on the date of adoption of SFAS No. 123 (revised 2004), forfeitures are estimated based on historical experience; prior to the date of adoption, forfeitures were recorded as they occurred. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option. Infineon has not made any dividend payments during three and six months ended March 31, 2007 nor does it have plans to pay dividends in the foreseeable future.

The following weighted-average assumptions were used in the fair value calculation:

	Six months ended
	March 31,
	2006	2007

Weighted-average assumptions:
Risk-free interest rate	3.08%	3.91%
Expected volatility, underlying shares	43%	40%
Expected volatility, SOX index	—	36%
Forfeiture rate, per year	—	3.40%
Dividend yield	0%	0%
Expected life in years	5.07	3.09
Weighted-average fair value per option at grant date in euro	€3.19	€2.03

As of March 31, 2007, there was a total of €20 in unrecognized compensation expense related to unvested stock options of Infineon, which is expected to be recognized over a weighted-average period of 1.76 years.

Qimonda’s Stock Option Plan

On November 24, 2006, Qimonda granted 1.9 million stock options to its employees. The option rights may be exercised within six years after their grant date, but not before the expiration of a vesting period that will be at least three years. The exercise of each option is subject to the condition that the performance of Qimonda’s ADSs on the New York Stock Exchange exceeds that of the SOX on at least three consecutive days on at least one occasion during the life of the option.

A summary of the status of the Qimonda stock option plan as of March 31, 2007, and changes during the six months then ended, is presented below (options in millions, exercise prices in US- dollars, fair value in euro):

			Weighted-	Weighted-
		Weighted-	average	average
	Number of	average	remaining life	grant date
	options	exercise price	(in years)	fair value

Outstanding at beginning of period	—	—	—	—
Granted	1.9	$15.97	6.00	€3.23
Exercised	—	—	—	—
Forfeited and expired	—	—	—	—

Outstanding at end of period	1.9	$15.97	5.66	€3.23

Vested during the period	—	—	—	—
Expected to vest, net of estimated forfeitures, at end of period	1.9	$15.97	5.66	€3.23
Exercisable at end of period	—	—	—	—

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The fair value of each option grant was estimated on the grant date using a Monte Carlo simulation model. This model takes into account vesting conditions relating to the performance of the SOX and its impact on stock option fair value. Following the implementation of SFAS No. 123 (revised 2004), Qimonda uses a combination of implied and historical volatilities from traded options on Qimonda’s peer group when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The peer group is a group of publicly listed companies deemed to reflect the fundamentals of Qimonda’s stock. Forfeitures are estimated based on historical experience. The expected life and expected vesting period of options granted were estimated using the Monte Carlo simulation model. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option. Qimonda has not made any dividend payments during three and six months ended March 31, 2007 nor does it have plans to pay dividends in the foreseeable future.

The following weighted average assumptions were used in the fair value calculation:

	Six months ended
	March 31
	2006	2007

Weighted-average assumptions:
Risk-free interest rate	—	4.62%
Expected volatility, underlying ADS	—	45%
Expected volatility, SOX index	—	29%
Forfeiture rate, per year	—	3.40%
Dividend yield	—	0%
Expected life in years	—	4.62
Weighted-average fair value per option at grant date in euro	—	€3.23

As of March 31, 2007, there was a total of €5 in unrecognized compensation expense related to unvested stock options of Qimonda, which is expected to be recognized over a weighted average period of 2.66 years.

Stock-Based Compensation Expense

Stock-based compensation expense was allocated as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2006	2007	2006	2007

Compensation expense recognized:
Cost of goods sold	2	1	4	2
Selling, general and administrative expenses	3	2	6	4
Research and development expenses	2	1	4	3

Total stock-based compensation expense	7	4	14	9

Stock-based compensation effect on basic and diluted earnings (loss) per share(1)	(0.01)	(0.01)	(0.02)	(0.01)

(1)	Quarterly EPS may not add up to year-to-date EPS due to rounding.

Cash received from stock option exercises was €2 and €12 during the three and six months ended March 31, 2007, respectively. The amount of stock-based compensation expense which was capitalized and remained in inventories for the three and six months ended March 31, 2006 and 2007 was immaterial.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Stock-based compensation expense does not reflect any income tax benefits, since stock options are granted in tax jurisdictions where the expense is not deductible for tax purposes.

13.	Other Comprehensive Loss

The changes in the components of other comprehensive loss are as follows:

	Six months ended
	March 31,
	2006	2007

Unrealized gains (losses) on securities:
Unrealized holding gains (losses)	10	(4)
Reclassification adjustment for losses included in net income (loss)	(12)	(5)

Net unrealized losses	(2)	(9)
Unrealized gains on cash flow hedges	4	1
Foreign currency translation adjustment	(9)	(55)

Other comprehensive loss	(7)	(63)
Accumulated other comprehensive loss — beginning of period	(154)	(228)

Accumulated other comprehensive loss — end of period	(161)	(291)

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

14.	Related Parties

The Company has transactions in the normal course of business with Associated and Related Companies (“Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

On April 3, 2006, Siemens disposed of its remaining shareholding in the Company. Transactions between the Company and Siemens subsequent to this date are no longer reflected as Related Party transactions.

Related Party receivables consist of the following:

	September 30,	March 31,
	2006	2007

Current:
Associated and Related Companies — trade (note 7)	8	8
Associated and Related Companies — financial and other	1	9
Employee receivables	7	3

	16	20

Non-current:
Employee receivables	2	1

	2	1

Total Related Party receivables	18	21

Related Party payables consist of the following:

	September 30,	March 31,
	2006	2007

Associated and Related Companies — trade (note 10)	80	97
Associated and Related Companies — financial and other	9	11

Total Related Party payables	89	108

Transactions with Related Parties are as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2006	2007	2006	2007

Sales to Related Parties:
Siemens group companies	159	—	322	—
Associated and Related Companies	14	13	30	27

Total sales to Related Parties	173	13	352	27

Purchases from Related Parties:
Siemens group companies	60	—	73	—
Associated and Related Companies	128	158	309	307

Total purchases from Related Parties	188	158	382	307

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

15.	Pension Plans

Information with respect to the Company’s pension plans is presented for German (“Domestic”) plans and non-German (“Foreign”) plans.

The components of net periodic pension cost are as follows:

	Three months ended		Three months ended
	March 31, 2006		March 31, 2007
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans

Service cost	(6)	(1)	(7)	(1)
Interest cost	(4)	(1)	(5)	(1)
Expected return on plan assets	3	1	4	1
Amortization of unrecognized actuarial losses	(2)	—	(2)	—
Curtailment	—	1	—	—

Net periodic pension cost	(9)	—	(10)	(1)

	Six months ended		Six months ended
	March 31, 2006		March 31, 2007
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans

Service cost	(12)	(3)	(14)	(2)
Interest cost	(8)	(2)	(10)	(2)
Expected return on plan assets	6	2	8	2
Amortization of unrecognized actuarial losses	(4)	—	(4)	—
Curtailment	—	1	—	—

Net periodic pension cost	(18)	(2)	(20)	(2)

In February 2007, the Company transferred the majority of its existing domestic pension plans into a new Infineon pension plan with effect from October 1, 2006. Under the new plan, employee benefits are predominantly based on contributions made by the Company, although defined benefit provisions are retained. The plan qualifies as a defined benefit plan and, accordingly, the change from the previous defined benefit plan is treated as a plan amendment pursuant to SFAS No. 87 “Employer’s Accounting for Pensions”. The Company believes that the impact of this pension plan amendment on its projected benefit obligation and net periodic pension costs is immaterial. The Company will measure its pension obligations on its regular measurement date of June 30, 2007 and report the related effects, if any, in its annual report on Form 20-F.

16.	Financial Instruments

The Company periodically enters into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the impact of interest rate and exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments are as follows:

	September 30, 2006		March 31, 2007
	Notional	Fair	Notional	Fair
	amount	value	amount	value

Forward contracts, sold
U.S. dollar	682	1	1,121	16
Japanese yen	30	—	1	—
Singapore dollar	—	—	2	—
Great Britain pound	1	—	—	—
Malaysian Ringgit	6	—	—	—
Forward contracts, purchased:
U.S. dollar	209	(1)	660	(8)
Japanese yen	24	—	79	(1)
Singapore dollar	27	—	27	—
Great Britain pound	7	—	6	—
Malaysian Ringgit	35	—	34	—
Norwegian krone	—	—	5	—
Other currencies	—	—	8	—
Currency Options, sold:
U.S. dollar call	259	(5)	267	—
U.S. dollar put	—	—	37	—
Currency Options, purchased:
U.S. dollar call	—	—	271	—
U.S. dollar put	252	2	359	3
Interest rate swaps	1,200	5	700	6
Other	218	9	229	20

Fair value, net		11		36

At September 30, 2006 and March 31, 2007, all derivative financial instruments are recorded at fair value. Other non-operating (expense) income for the three and six months ended March 31, 2006 included a loss of €17 and a gain of €4, respectively, and losses of €4 and of €8 for the three and six months ended March 31, 2007, respectively, related to net gains and losses from foreign currency derivatives and foreign currency transactions.

17.	Commitments and Contingencies

Litigation

In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (DOJ) in connection with its investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. The Company has a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price fixing charges related to DRAM sales to six Original Equipment Manufacturer (OEM) customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from the Company.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against the Company, its U.S. subsidiary Infineon Technolgies North America Corporation (“IF North America”) and other DRAM suppliers.

Sixteen cases were filed between June and September 2002 in several U.S. federal district courts, purporting to be on behalf of a class of individuals and entities who purchased DRAM directly from the various DRAM suppliers during a specified time period (the Direct U.S. Purchaser Class), alleging price-fixing in violation of the Sherman Act and seeking treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation ordered that these federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pretrial proceedings as part of a Multi District Litigation (MDL).

In September 2005, the Company and IF North America entered into a definitive settlement agreement with counsel to the Direct U.S. Purchaser Class (subject to approval by the U.S. District Court and to an opportunity for individual class members to opt out of the settlement). The settlement agreement was approved by the court on November 1, 2006. The Court entered final judgment and dismissed the class action claims with prejudice on November 2, 2006. Under the terms of the settlement agreement the Company agreed to pay approximately $21 million. In addition to this settlement payment, the Company agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class (after opt-outs) during the settlement period exceeded $208.1 million. The additional amount payable would be calculated by multiplying the amount by which these sales exceed $208.1 million by 10.53%. The Company does not currently expect that any such additional amount will have a material adverse effect on its financial condition or results of operations. The Company has secured individual settlements with eight direct customers in addition to those OEMs identified by the DOJ.

In April 2006, Unisys Corporation filed a complaint against the Company and IF North America, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking recovery as both a direct and indirect purchaser of DRAM. In May 2006, Honeywell International Inc. filed a complaint against the Company and IF North America, among other DRAM suppliers, alleging a claim for price fixing under federal law, and seeking recovery as a direct purchaser of DRAM. Both Unisys and Honeywell opted out of the direct purchaser class and settlement, and therefore their claims are not barred by the Company’s settlement with the Direct U.S. Purchaser Class. Both of these complaints were filed in the Northern District of California, and have been related to the MDL described above.

In February and March 2007 four more opt-out cases were filed by All American Semiconductor, Inc., Edge Electronics, Inc., Jaco Electronics, Inc., and DRAM Claims Liquidation Trust, by its Trustee, Wells Fargo Bank, N.A. The All American Semiconductor complaint alleges claims for price-fixing under the Sherman Act. The Edge Electronics, Jaco Electronics and DRAM Claims Liquidation Trust complaints allege state and federal claims for price-fixing. All four cases were filed in the Northern District of California and have been related to the MDL described above. As with Unisys and Honeywell, the claims of these plaintiffs are not barred by Infineon’s settlement with the Direct U.S. Purchaser Class, since they opted out of the Direct U.S. Purchaser Class and settlement.

Sixty-four additional cases were filed between August and October 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases (except for one relating to foreign purchasers, which was subsequently dismissed with prejudice) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999. The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.

Twenty-three of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pretrial proceedings as part of the MDL described above. Nineteen of the 23 transferred cases are currently pending in the MDL litigation. The pending California state cases were coordinated and transferred to the San Francisco County Superior Court for pretrial proceedings. The plaintiffs in the indirect purchaser cases outside

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

California agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pretrial proceedings. The defendants have filed two motions for judgment on the pleadings directed at several of the claims. Hearing on those motions took place on December 6, 2006, but the Court has not yet ruled on them. After these have been decided the indirect purchaser plaintiffs in the MDL proceedings will have the opportunity to file any motion for class certification. No trial date has yet been scheduled in the MDL.

On July 13, 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against the Company, IF North America and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. In October, 2006, this action was made part of the MDL proceeding described above. On July 14, 2006, the attorneys general of California, Alaska, Arizona, Arkansas, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against the Company, IF North America and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. In September 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief.

In April 2003, the Company received a request for information from the European Commission in connection with its investigation of practices in the European market for DRAM ICs. The Company is fully cooperating with the Commission in its investigation.

In May 2004, the Canadian Competition Bureau advised IF North America that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. The Company is fully cooperating with the Competition Bureau in its inquiry.

Between December 2004 and February 2005 two putative class proceedings were filed in the Canadian province of Quebec, and one was filed in each of Ontario and British Columbia against the Company, IF North America and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM.

Between September and November 2004 seven securities class action complaints were filed against the Company and current or former officers in U.S. federal district courts, later consolidated in the Northern District of California, on behalf of a putative class of purchasers of the Company’s publicly-traded securities who purchased them during the period from March 2000 to July 2004. The consolidated amended complaint alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about the Company’s historical and projected financial results and competitive position because they did not disclose the Company’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of the Company’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. In September 2006, the court dismissed the complaint with leave to amend and in October 2006 the plaintiffs filed a second amended complaint. In March 2007, pursuant to a stipulation agreed with the defendants, the plaintiffs withdrew the second amended complaint and were granted a motion for leave to file a third amended complaint.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The Company believes these claims are without merit. The Company is currently unable to provide an estimate of the likelihood of an unfavorable outcome to the Company or of the amount or range of potential loss arising from these actions. If the outcome of these actions is unfavorable, or if the Company incurs substantial legal fees in defending these actions regardless of outcome, it may have a material adverse effect on the Company’s financial condition and results of operations. The Company’s directors’ and officers’ insurance carriers have denied coverage in the securities class action and the Company filed suit against the carriers in December 2005 and August 2006. The Company’s claim against one D&O insurance carrier was dismissed in November 2006 and the Company filed an appeal against this decision.

Accruals and the Potential Effect of these Lawsuits

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of March 31, 2007, the Company had accrued liabilities in the amount of €109 related to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses for the DOJ related and securities class action complaints.

As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s financial condition and results of operations.

An adverse final resolution of the antitrust investigations or related civil claims or the securities class action lawsuits described above could result in significant financial liability to, and other adverse effects on, the Company, which would have a material adverse effect on its results of operations, financial condition and cash flows. In each of these matters, the Company is continuously evaluating the merits of its respective claims and defending itself vigorously or seeking to arrive at alternative solutions in the best interest of the Company, as it deems appropriate. Irrespective of the validity or the successful assertion of the claims described above, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial condition and cash flows.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the year of settlement.

Other Contingencies

The Company has guarantees outstanding to external parties of €212 as of March 31, 2007. In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of March 31, 2007, such inter-company guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, aggregated €845, of which €700 relates to convertible notes issued.

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of March 31, 2007, a maximum of €532 of these subsidies could be refundable.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex constructed by MoTo south of Munich, Germany. The office complex, called Campeon, enables the Company to centralize the majority of its Munich-area employees in one central physical working environment. MoTo was responsible for the construction, which was completed in the second half of 2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. The Company occupied Campeon under an operating lease arrangement in October 2005 and completed the gradual move of its employees to this new location in the 2006 fiscal year. The complex was leased for a period of 20 years. After year 15, the Company has a non-bargain purchase option to acquire the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, the Company placed a rental deposit of €75 in escrow, which was included in restricted cash as of March 31, 2007. Lease payments are subject to limited adjustment based on specified financial ratios related to the Company. The agreement was accounted for as an operating lease, in accordance with SFAS No. 13, with monthly lease payments expensed on a straight-line basis over the lease term.

18.	Operating Segment and Geographic Information

The Company has reported its operating segment and geographic information in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

The Company’s new organizational structure became effective on May 1, 2006, following the legal separation of its memory products business into Qimonda. The results of prior periods have been reclassified to conform to the current period presentation, as well as to facilitate analysis of current and future operating segment information. As a result of the reorganization, certain corporate overhead expenses are no longer apportioned to Qimonda and are instead allocated to Infineon’s logic segments.

The Company operates primarily in three major operating segments, two of which are application focused: Automotive, Industrial & Multimarket, and Communication Solutions; and one of which is product focused: Qimonda. Further, certain of the Company’s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities also meet the SFAS No. 131 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category pursuant to SFAS No. 131.

Following the completion of the Qimonda carve-out, Other Operating Segments include net sales that Infineon’s 200-millimeter production facility in Dresden records from the sale of wafers to Qimonda under foundry agreements. The Corporate and Eliminations segment reflects the elimination of these intra-group net sales.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The following tables present selected segment data:

	Three months ended		Six months ended
	March 31,		March 31,
	2006	2007	2006	2007

Net sales:
Automotive, Industrial & Multimarket	733	741	1,385	1,451
Communication Solutions(1)	308	238	642	474
Other Operating Segments(2)	92	50	159	120
Corporate and Eliminations(3)	(68)	(51)	(125)	(109)

Subtotal	1,065	978	2,061	1,936

Qimonda	928	984	1,606	2,157

Infineon Group	1,993	1,962	3,667	4,093

(1)	Includes inter-segment sales of €0 and €8 for three months ended March 31, 2006 and 2007, respectively, and of €0 and €10 for the six months ended March 31, 2006 and 2007, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes inter-segment sales of €69 and €43 for three months ended March 31, 2006 and 2007, respectively, and of €134 and €99 for the six months ended March 31, 2006 and 2007, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

(3)	Includes the elimination of inter-segment sales of €69 and €51 for three months ended March 31, 2006 and 2007, respectively, and of €134 and €109 for the six months ended March 31, 2006 and 2007, respectively.

	Three months ended		Six months ended
	March 31,		March 31,
	2006	2007	2006	2007

EBIT:
Automotive, Industrial & Multimarket	74	66	125	121
Communication Solutions	(29)	(53)	(50)	(110)
Other Operating Segments	1	(5)	3	(8)
Corporate and Eliminations	(39)	(36)	(70)	(40)

Subtotal	7	(28)	8	(37)

Qimonda(1)	21	77	(102)	302

Infineon Group	28	49	(94)	265

(1)	EBIT results of Qimonda for the period following its IPO are reported net of minority interest results.

Certain items are included in Corporate and Eliminations and are not allocated to the logic segments, consistent with the Company’s internal management reporting. These include certain corporate headquarters’ costs, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, restructuring charges and employee stock-based compensation expense are included in Corporate and Eliminations and not allocated to the logic segments for internal or external reporting purposes, since they arise from corporate directed decisions not within the direct control of segment management. Furthermore, legal costs associated with intellectual property and product matters are recognized by the segments when paid, which can differ from the period originally recognized by Corporate and Eliminations. For the three months ended March 31, 2006 and 2007 Corporate and Eliminations includes unallocated excess capacity costs of €5 and €2, respectively, restructuring charges of €3 and €20, respectively, and stock-based compensation expense of €7 and €3, respectively. For the six months ended March 31, 2006 and 2007 Corporate and Eliminations includes unallocated excess capacity costs of €9 and €3, respectively, restructuring charges of €5 and €22, respectively, and stock-based compensation expense of €14 and €6, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The following is a summary of net sales by geographic area:

	Three months ended		Six months ended
	March 31,		March 31,
	2006	2007	2006	2007

Net sales:
Germany	346	301	672	612
Other Europe	350	367	632	728
North America	566	484	936	1,058
Asia-Pacific	606	632	1,190	1,325
Japan	86	153	167	312
Other	39	25	70	58

Total	1,993	1,962	3,667	4,093

Revenues from external customers are based on the customers’ billing location. No single customer accounted for more than 10% of the Company’s sales during the three and six months ended March 31, 2006 and 2007, respectively.

The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments.

EBIT is determined as follows from the condensed consolidated statements of operations, without adjustment to the U.S. GAAP amounts presented:

	Three months ended		Six months ended
	March 31,		March 31,
	2006	2007	2006	2007

Net income (loss)	(26)	(11)	(209)	109
Adjust: Income tax expense	25	50	65	137
Interest expense, net	29	10	50	19

EBIT	28	49	(94)	265

19.	Subsequent Events

On April 2, 2007, the Company and Avago Technologies (“Avago”) entered into a definitive agreement, under which Avago will acquire the Company’s Polymer Optical Fiber (“POF”) business, based in Regensburg, Germany. The POF business operates in the market for automotive multimedia infotainment networks and transceivers for safety systems. This business unit also provides transmitters and receivers for transportation switching and home broadband services. All research and development, marketing, and manufacturing employees of Infineon’s POF group are expected to become Avago employees and will continue to be located in the present Regensburg facility. The Company will support Avago in transitioning the POF business. The acquisition is expected to close within ninety days following the satisfaction of regulatory requirements and other customary closing conditions. Net assets of the Company’s POF business in an amount of €3 were reclassified to assets held for sale in the accompanying condensed consolidated financial statements.

On April 5, 2007, the court dismissed the Unisys complaint with leave to amend. Unisys must file an amended complaint by May 4, 2007.

On April 10, 2007, Lin Packaging Technologies, Ltd. (“Lin”) filed a lawsuit against the Company, IF North America and an additional DRAM manufacturer in the U.S. District Court for the Eastern District of Texas, alleging that certain DRAM products infringe two Lin patents.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

On April 25, 2007, Qimonda and SanDisk Corporation entered into an agreement to jointly develop and manufacture multichip packages (“MCPs”) utilizing SanDisk’s NAND flash and controllers and Qimonda’s low power mobile DRAM. The collaboration targets the need for high capacity, integrated memory solutions for data-intensive mobile applications. This agreement will be executed through a jointly owned company based in Portugal, subject to the fulfillment of certain closing conditions, in particular regulatory approvals.

On April 25, 2007, Qimonda announced plans to construct a fully-owned 300-millimeter front-end manufacturing facility in Singapore. Depending on the growth and development of the world semiconductor market, Qimonda plans to invest approximately €2 billion in the site over the next five years. Qimonda expects to finance the initial capital expenditures for the construction with a combination of its own cash flows and project-based financing.

Supplementary Information (unaudited)

Gross and Net Cash Position

Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for U.S. GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash positions are determined as follows from the condensed consolidated balance sheets, without adjustment to the U.S. GAAP amounts presented:

	September 30,	March 31,
	2006	2007

Cash and cash equivalents	2,040	1,500
Marketable securities	615	505

Gross Cash Position	2,655	2,005

Less: Short-term debt	797	251
Long-term debt	1,208	1,147

Net Cash Position	650	607

Free Cash Flow

Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. Free cash flow is determined as follows from the condensed consolidated statements of cash flows, without adjustment to the U.S. GAAP amounts presented:

	Three months ended		Six months ended
	March 31,		March 31,
	2006	2007	2006	2007

Net cash provided by operating activities	194	289	296	607
Net cash used in investing activities	(239)	(141)	(407)	(464)
Thereof: Sale of marketable securities, net	(68)	(126)	(177)	(105)

Free cash flow	(113)	22	(288)	38

Backlog

Most standard products, such as memory products, are not ordered on a long-term, fixed-price contract basis due to changing market conditions. It is common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, the Company believes that the backlog at any time of standard products such as memory products is not a reliable indicator of future sales. Orders for customized logic products vary depending on customer needs and industry conditions, capacity and demand, while many customers request logistics agreements based on rolling forecasts. As a result, the Company does not place too much reliance on backlog to manage its business and does not use it to evaluate performance. Due to possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, the Company’s backlog as of any particular date may not be indicative of actual sales for any later period.

Dividends

The Company has not declared or paid any dividend during the three and six months ended March 31, 2006 and 2007, respectively.

Employees

As of March 31, 2007, Infineon had approximately 42,400 employees worldwide, including approximately 8,200 engaged in research and development. Of the total workforce, approximately 12,600 were employees of Qimonda as of March 31, 2007.

Market for ordinary shares

The Company’s ordinary shares are listed on the New York Stock Exchange (NYSE) and the Company is one of the Dax 30 companies listed on the Frankfurt Stock Exchange (FSE). The Company’s shares are traded under the symbol “IFX”.

Relative Performance of the IFX shares since October 1, 2005 (based on Xetra daily closing prices, indexed on September 30, 2005) is as follows:

Infineon share price performance and key data were as follows:

	Three months ended March 31,			Six months ended March 31,
	2006	2007	+/- in %	2006	2007	+/- in %

DAX
Beginning of the period	5,449.98	6,596.92	21%	5,082.07	5,999.46	18%
High	5,984.19	7,027.59	17%	5,984.19	7,027.59	17%
Low	5,334.30	6,447.70	21%	4,806.05	5,992.22	25%
End of the period	5,970.08	6,917.03	16%	5,970.08	6,917.03	16%
IFX closing prices in euros (Xetra)
Beginning of the period	7.75	10.68	38%	8.32	9.31	12%
High	8.93	12.27	37%	8.93	12.27	37%
Low	7.62	10.66	40%	7.60	9.25	22%
End of the period	8.51	11.65	37%	8.51	11.65	37%
IFX closing prices in U.S. dollars (NYSE)
Beginning of the period	9.10	14.03	54%	9.90	11.77	19%
High	10.28	16.26	58%	10.28	16.26	58%
Low	9.10	13.94	53%	8.95	11.77	32%
End of the period	10.28	15.57	51%	10.28	15.57	51%

Financial Calendar

Fiscal Period	Period end date	Results press release

Third Quarter	June 30, 2007	July 27, 2007 (preliminary)
Fiscal year	September 30, 2007	November 14, 2007 (preliminary)

Publication date: May 4, 2007

Contact information

Infineon Technologies AG
Investor Relations
Am Campeon 1-12
85579 Neubiberg/Munich, Germany

Phone: +49 89 234-26655
Fax: +49 89 234-9552987
E-Mail: investor.relations@infineon.com

Visit http://www.infineon.com/investor for an electronic version of this report and other information.

Risk Factors

As a company, we face numerous risks incidental to our business. We face risks that are inherent to companies in the semiconductor industry, as well as operational, financial and regulatory risks that are unique to us. Risks relating to the semiconductor industry include the cyclical nature of the market, which suffers from periodic downturns and industry overcapacity. Our production related risks include the need to match our production capacity with demand, and to avoid interruptions in manufacturing and supplies. We may be exposed to claims from others that we infringe their intellectual property rights or that we are liable for damages under warranties. We are the subject of governmental antitrust investigations and civil claims related to those antitrust investigations, including civil securities law claims. Financial risks include our need to have access to sufficient capital and governmental subsidies. Our regulatory risks include potential claims for environmental remediation. We face numerous risks due to the international nature of our business, including volatility in foreign countries and exchange rate fluctuations.

These and other material risks that we face are described in detail in the “Risk Factors” section of our Annual Report on Form 20-F, which we have filed with the U.S. Securities and Exchange Commission. A copy of our most recent Form 20-F is available at the Investor Relations section of our website http://www.infineon.com/investor, as well as on the SEC’s website, http://www.sec.gov.

We encourage you to read the detailed description of the risks that we face in our Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Form 20-F could have a material adverse effect on our Company and our results of operations, which could result in a drop in our share price.

Forward-looking Statements

This quarterly report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.

These forward-looking statements include statements relating to future developments of the world semiconductor market, including the market for memory products, Infineon’s and Qimonda’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the continuing transitioning of our production processes to smaller structure sizes, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets, and the continued development of the business of Qimonda as a stand-alone entity and any future corporate financing measures Infineon or Qimonda may undertake. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them.

These forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in the Infineon annual report on Form 20-F, on file with the SEC.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: May 4, 2007	By:	/s/ Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

	By:	/s/ Rüdiger A. Günther
Rüdiger A. Günther
Member of the Management Board and Chief Financial Officer